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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

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                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)
                                 (Amendment No. )


                          Magainin Pharmaceuticals Inc.
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                                (Name of Issuer)


                          Common Stock, $.002 par value
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                         (Title of Class of Securities)


                                   0005590361
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                                 (CUSIP Number)


                                  May 10, 2000
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             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:
   [ ]    Rule 13d-1(b)
   [X]    Rule 13d-1(c)
   [ ]    Rule 13d-1(d)


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* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

   The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No.  0005590361              13G                 Page  2  of  5   Pages


 1.     NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

        Genentech, Inc.
        94-2347624

 2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)   [ ]
        Not Applicable                                               (b)   [ ]

 3.     SEC USE ONLY


 4.     CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware


  NUMBER OF   5.   SOLE VOTING POWER         1,706,513 shares of Common Stock
   SHARES
BENEFICIALLY  6.   SHARED VOTING POWER       0
  OWNED BY
    EACH      7.   SOLE DISPOSITIVE POWER    1,706,513 shares of Common Stock
 REPORTING
PERSON WITH   8.   SHARED DISPOSITIVE POWER  0


 9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,706,513 shares of Common Stock

 10.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES              [ ]
        CERTAIN SHARES*

 11.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
        6.05% of Common Stock

 12.    TYPE OF REPORTING PERSON*
        CO

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Item 1(a).  Name of Issuer:

     Magainin Pharmaceuticals Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices:

     5110 Campus Drive, Plymouth Meeting, PA 19462

Item 2(a).  Name of Person Filing:

     Genentech, Inc.

Item 2(b).  Address of Principal Business Office or, if None, Residence:

     1 DNA Way, South San Francisco, CA 94080

Item 2(c).  Citizenship:

     Delaware

Item 2(d).  Title of Class of Securities:

     Common Stock, par value $0.02 per share (the "Common Stock")

Item 2(e).  CUSIP Number:

     0005590361

Item 3. If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

     (a) |_| Broker or dealer registered under Section 15 of the Exchange Act;

     (b) |_| Bank as defined in Section 3(a)(6) of the Exchange Act;

     (c) |_| Insurance company as defined in Section 3(a)(19) of the Exchange Act;

     (d) |_| Investment company registered under Section 8 of the Investment Company Act;

     (e) |_| An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

     (f) |_| An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

     (g) |_| A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

     (h) |_| A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

     (i) |_| A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

     (j) |_| Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

     If this statement is filed pursuant to Rule 13d-1(c), check this box. |X|


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Item 4.   Ownership.

     Provide the following information regarding the aggregate number and percentage of the class of securities of issuer identified in Item 1.

     (a)  Amount beneficially owned:  1,706,513 shares of Common Stock

     (b)  Percent of class: 6.05% as of May 10, 2000

     (c)  Number of shares as to which such person has:

           (i) Sole power to vote or to direct the vote: 1,706,513 shares of Common Stock

          (ii)  Shared power to vote or to direct the vote: 0

         (iii)  Sole power to dispose or to direct the disposition of:
                1,706,513 shares of Common Stock

          (iv)  Shared power to dispose or to direct the disposition of:  0

Item 5.   Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. |_|

Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

     Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

     Not Applicable

Item 8.   Identification and Classification of Members of the Group.

     Not Applicable

Item 9.   Notice of Dissolution of Group.

     Not Applicable

Item 10.  Certifications.

     (a)  Not Applicable.

     (b) By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


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                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                               May 12, 2000
                           ----------------------------------------------------
                                                 (Date)

                                        /s/ Stephen G. Juelsgaard
                           ----------------------------------------------------
                                              (Signature)

                                          Stephen G. Juelsgaard
                           Senior Vice President, General Counsel and Secretary
                           ----------------------------------------------------
                                               (Name/Title)


         The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

         Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C.1001).



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